Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Eden Bioscience Corporation

We consent to the incorporation by reference in the registration statement (No. 333-46768) on Form S-8 of Eden Bioscience Corporation and subsidiaries of our report dated March 28, 2007, with respect to the consolidated balance sheets of Eden Bioscience Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Eden Bioscience Corporation.

Our report refers to the adoption by Eden Bioscience Corporation and subsidiaries of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Seattle, Washington

March 28, 2007